EMISSION FREE GENERATORS, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Emission Free Generators Inc.
San Diego, California

We have reviewed the accompanying financial statements of Emission Free Generators Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 14, 2026
Calabasas, CA 91302

EMISSION FREE GENERATORS, INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 52,422	$ 127,089
Total Current Assets	**52,422**	**127,089**
Property and Equipment, net	163,473	193,261
Intangible Assets	28,248	10,937
Total Assets	**$ 244,143**	**$ 331,287**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 75	$ -
Credit Cards	13,432	9,251
Current Portion of Convertible Note	150,094	150,094
Accrued Interest on Convertible Note	21,427	12,427
Current Portion of Related Party Loans	20,743	45,239
Total Current Liabilities	**205,771**	**217,011**
Simple Agreement for Future Equity	572,610	211,313
Total Liabilities	**778,381**	**428,324**
STOCKHOLDERS' DEFICIT		
Common Stock	1,248	1,186
Series Seed Preferred Stock	-	-
Additional Paid in Capital	431,731	253,778
Accumulated Deficit	(967,217)	(352,001)
Total Stockholders' Deficit	**(534,238)**	**(97,037)**
Total Liabilities and Stockholders' Deficit	**$ 244,143**	**$ 331,287**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	293,684	233,831
Research and Development	277,922	-
Selling and Marketing	155,986	-
Total Operating Expenses	**727,592**	**233,831**
Operating Loss	**(727,592)**	**(233,831)**
Interest Expense	9,000	9,000
Fair Value in Excess of Stated Value of SAFEs	(6,435)	36,313
Other Loss/(Income)	(1,941)	(2,656)
Non-Refundable Grant Received	(113,000)	(125,000)
Loss Before Provision for Income Taxes	**(615,216)**	**(151,488)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (615,216)**	**$ (151,488)**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023	**11,858,020**	**1,186**	**-**	**-**	**114,677**	**$ (200,513)**	**$ (84,650)**
Capital Contribution	-	-	-	-	139,101		139,101
Net Loss						(151,488)	(151,488)
Balance—December 31, 2024	**11,858,020**	**$ 1,186**	**-**	**$ -**	**$ 253,778**	**$ (352,001)**	**$ (97,037)**
Issuance of Stock	624,106	62	-	-	171,639		171,701
Share-Based Compensation					6,314		6,314
Net Loss						(615,216)	(615,216)
Balance—December 31, 2024	**12,482,126**	**$ 1,248**	**-**	**$ -**	**$ 431,731**	**$ (967,217)**	**$ (534,238)**

See accompanying notes to financial statements.

EMISSION FREE GENERATORS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (615,216)	$ (151,488)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	36,431	34,775
Amortization of Intangible Assets	3,274	1,215
Accrued Interest on Convertible Notes	9,000	9,000
Fair Value in Excess of Stated Value of SAFEs	(6,435)	36,313
Share-based Compensation	6,314	
Changes in Operating Assets and Liabilities:		
Accounts Payable	75	
Credit Cards	4,181	9,251
Net Cash Used In Operating Activities	**(562,377)**	**(60,934)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(6,643)	(139,101)
Purchases of Intangible Assets	(20,585)	(11,272)
Net Cash Used in Investing Activities	**(27,228)**	**(150,373)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	171,701	139,101
Borrowing/(Repayment) of Related Party Loan	(24,496)	(4,778)
Borrowing on Convertible Notes	-	-
Proceeds from Issuance of Simple Agreement for Future Equity	367,733	175,000
Net Cash Provided by Financing Activities	**514,938**	**309,323**
Change in Cash	**(74,667)**	**98,016**
Cash —Beginning of The Year	127,089	29,073
Cash —End of The Year	**$ 52,422**	**$ 127,089**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Emission Free Generators Inc. was incorporated on March 11, 2022, in the state of Delaware. The financial statements of Emission Free Generators Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

EFG is a technology startup developing a silent, portable, and emission-free generator that produces hydrogen on demand using a proprietary dry powder fuel cartridge. Designed for safety, simplicity, and independence from fossil fuels or grid power, the EFG system converts real-time energy demand into electricity without storing hydrogen, making it ideal for indoor or off-grid use. With over 10,000 hours of third-party-verified testing and four patents pending, EFG is positioned to disrupt the $7.8B portable power market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Construction in Progress – Prototype Ger	Not depreciated
Producing generator demostrator	4 years
Other Equipment	4 years

EFG is developing a proprietary portable generator utilizing dry powder fuel and hydrogen fuel cell technology, with commercialization targeted for 2026. In line with ASC 730 and ASC 360, research and development costs are expensed until technical feasibility is established. Thereafter, direct costs related to the design and construction of the pre-production prototype—such as materials, labor, and engineering—are capitalized as PP&E. Depreciation will begin when the asset is placed into service.

Intangibles

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years. Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes

Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Short-term lease

The Company determines if an arrangement is a lease at contract inception. Leases are classified as operating or finance leases based on the underlying terms of the lease agreement.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease payments included in the measurement of lease liabilities consist of fixed payments and certain variable payments that depend on an index or rate. Variable lease costs that do not depend on an index or rate are recognized as expense in the period incurred.

The Company has elected the short-term lease exemption for leases with a term of twelve months or less. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term and no ROU asset or lease liability is recorded.

As of December 31, 2024, the Company had no operating or finance lease arrangements requiring recognition of right-of-use assets or lease liabilities on the balance sheet. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $155,986 and $0, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Construction in Progress – Prototype Generator	$ 88,935	$ 88,935
Producing generator demostrator	139,101	100,000
Other Equipment	6,643	39,101
Property and Equipment, at cost	**234,679**	**228,036**
Accumulated Depreciation	(71,206)	(34,775)
Property and Equipment, net	**$ 163,473**	**$ 193,261**

Depreciation expense for the years ended December 31, 2025 and 2024 was $36,431 and $39,101, respectively.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 32,737	$ 12,152
Intangible Assets, at cost	**32,737**	**12,152**
Accumulated Amortization	(4,489)	(1,215)
Intangible Assets, net	**$ 28,248**	**$ 10,937**

Amortization expense for the years ended December 31, 2025 and 2024 was $3,274 and $1,215, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 3,274
2027	3,274
2028	3,274
2029	3,274
Thereafter	15,153
Total	**$ 28,248**

5. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2025			As of December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note -The Heritage Group	$ 150,000	6.00%	08/14/2023	08/14/2026	$ 150,094	$ -	$ 150,094	$ 150,094	$ -	$ 150,094
Total	**$ 150,000**				**$ 150,094**		**$ 150,094**	**$ 150,094**	**$ -**	**$ 150,094**

Each Note will be convertible into equity shares of the Company ("Conversion Shares") under the following events:
Each Note will be convertible into equity shares of the Company ("Conversion Shares") under the following events:

1. Qualified Financing Conversion

If, on or before the Maturity Date, the Company completes an equity financing (the "Qualified Financing") resulting in at least $250,000 in gross proceeds (inclusive of note conversion) from third-party investors purchasing Equity Securities for capital-raising purposes, the outstanding principal and unpaid accrued interest on each Note shall automatically convert into such Equity Securities. The conversion price shall be the lesser of:

- (a) A discount to the price paid by new investors, based on the following schedule:
  - 80% of the per share price, if the financing occurs within one year of the Note's issuance;
  - 75% of the per share price, if the financing occurs after one year but before two years;
  - 70% of the per share price, if the financing occurs after two years; or
- (b) A price per share equal to $5,000,000 divided by the Company's fully diluted capitalization immediately prior to the initial closing of the Qualified Financing, excluding this Note.

Holders will receive the same rights and preferences as other investors in the Qualified Financing. The Notes shall be cancelled upon conversion.

2. Non-Qualified Financing Conversion

If the Company issues Equity Securities in a financing that does not meet the criteria of a Qualified Financing (a "Non-Qualified Financing"), the holder may elect to convert the outstanding principal and interest into such securities at the applicable discounted price described above, based on the timing of the financing.

3. Corporate Transaction Conversion

In the event of a Corporate Transaction (such as a merger, sale, or change of control) prior to conversion or repayment, each holder may elect either:

- (a) Full repayment in cash of principal and accrued interest; or
- (b) Conversion into Conversion Shares at the applicable price determined using the Qualified/Non-Qualified Financing conversion formula above, based on the date of the Corporate Transaction.

4. Maturity Conversion

Following the Maturity Date, if the Notes have not been previously converted or repaid, the Requisite Noteholders may elect to convert all outstanding Notes (including accrued interest) into Conversion Shares at the same applicable discounted price formula, using the most recent per share price of Equity Securities offered by the Company.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2024	2024	$ 5,000,000	$ 175,000	80%	$ 175,000	$ 175,000
SAFE - 2025- Techstar	2025	Uncapped	220,000	Not set	220,000	-
SAFE - 2025- WeFunder	2025	15,000,000	147,733	Not set	147,733	-
Fair Value in Excess of Stated Value of Derivative Instrument					29,877	36,313
Total SAFE(s)			**$ 542,733**		**$ 572,610**	**$ 211,313**

Pursuant to the Simple Agreement for Future Equity ("SAFE"), if an Equity Financing occurs prior to the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the applicable Conversion Price, rounded down to the nearest whole share. In connection with such issuance, the Investor will execute all transaction documents customarily entered into with purchasers of Standard Preferred Stock, with appropriate modifications to reflect the rights and preferences of the Safe Preferred Stock. These documents will include customary limitations on the Investor's representations, warranties, liabilities, indemnities, and any drag-along obligations. If a Liquidity Event occurs before expiration or termination, the Investor will receive a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, rounded down to the nearest whole share. In the event of a Dissolution Event prior to termination, the Company will pay the Investor an amount equal to the Purchase Amount, payable immediately before or at the time of dissolution. This amount will be paid in priority and preference to any distribution to holders of Capital Stock. If available assets are insufficient to fully satisfy the amounts due to all SAFE holders ("Dissolving Investors"), such assets shall be distributed pro rata among the Dissolving Investors in proportion to their respective Purchase Amounts, as determined in good faith by the Company's board of directors. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the founder and the shareholder, Mark Collins. The details of the loans from the owners are as follows:

			As of December 31, 2025			As of December 31, 2024		
Owner	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Mark Collins	0%	No set	$ 20,743	$ -	$ 20,743	$ 45,239	$ -	$ 45,239
Total			$ 20,743	$ -	$ 20,743	$ 45,239	$ -	$ 45,239

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. SHARE BASED COMPENSATION

During 2024, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**-**	**$ -**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	**-**	**$ -**	**-**
Exercisable Options at December 31, 2024	**-**	**$ -**	**-**
Granted	157,000	$ 1.06	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	**157,000**	**$ -**	**8.01**
Exercisable Options at December 31, 2025	**125,000**	**$ -**	**8.01**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During

the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $6,314 and $0, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 25,000,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 12,482,126 and 11,858,020 shares of common stock have been issued and were outstanding, respectively.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to the rights and preferences of preferred stockholders.

In the event of liquidation, dissolution, or winding up of the Company, holders of common stock are entitled to receive remaining assets available for distribution after satisfaction of all liabilities and any preferential amounts due to preferred stockholders.

Series Seed Preferred Stock
The Company is authorized to issue up to 5,000,000 shares of Series Seed Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, no shares of Series Seed Preferred Stock were issued or outstanding.

Liquidation Preference
In the event of liquidation or a deemed liquidation event, holders of Series Seed Preferred Stock are entitled to receive, prior to any distribution to common stockholders, an amount equal to the greater of:

- the original issue price plus any declared but unpaid dividends, or
- the amount that would have been received if the shares had been converted into common stock.

Each share of preferred stock is convertible, at the option of the holder, into shares of common stock based on a conversion ratio determined by the original issue price and applicable conversion price, subject to customary anti-dilution adjustments.

Preferred stock is also subject to automatic conversion upon the occurrence of certain events, including a qualified public offering or approval by the requisite holders.
Voting Rights
Preferred stockholders vote together with common stockholders on an as-converted basis and are entitled to the number of votes equal to the shares of common stock into which their preferred shares are convertible. Additionally, certain actions require the approval of the holders of a majority of the outstanding preferred stock.

Dividends
Dividends, if declared, are paid on a pro rata basis with common stockholders on an as-converted basis.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (744,411)	$ (45,204)
Valuation Allowance	744,411	45,204
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,		2025		2024
Net Operating Loss	$	(846,774)	$	(102,362)
Valuation Allowance		846,774		102,362
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $958,253. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Lease Commitments

The Company entered into a residential lease agreement in July 2025 with a term of 12 months. Rent expense recognized for the year ended December 31, 2025 amounted to approximately $70,031.

10. RELATED PARTY TRANSACTIONS

During the past period, the Company borrowed money from the founder and the shareholder, Mark Collins. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity

date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2025 and December 31, 2024 the outstanding balance of the loan is $20,743 and $45,239, respectively.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $614,592, an operating cash flow loss of $562,377 and liquid assets in cash of $52,422, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.